December 20, 2017

VIA EDGAR

Justin Dobbie

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Justin Dobbie Legal Branch Chief

Re:	LiveXLive Media, Inc. Registration Statement on Form S-1 Filed May 11, 2017, as amended File No. 333-217893

Dear Mr. Dobbie:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other several Underwriters, hereby joins in the request of LiveXLive Media, Inc. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:15 p.m. Washington D.C. time on December 21, 2017, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 80 copies of the Preliminary Prospectus dated December 15, 2017 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[signature page follows]

Very truly yours,
JMP Securities LLC
As Representative of the Several Underwriters

JMP Securities LLC

By:	/s/ Peter Blackwood
Name: Peter Blackwood
Title: Managing Director